UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

BBVA Creating Opportunities

January-March 2018

1Q18

2

BBVA Group highlights

BBVA Group highlights

(Consolidated figures)

	IFRS 9		IAS 39
	31-03-18	Δ %	31-03-17	31-12-17
Balance sheet (million euros)
Total assets	685,441	(4.7)	719,193	690,059
Loans and advances to customers (gross)	381,683	(11.6)	431,899	400,369
Deposits from customers	360,213	(9.6)	398,499	376,379
Other customer funds	130,440	(3.6)	135,290	134,906
Total customer funds	490,653	(8.1)	533,789	511,285
Total equity	51,823	(5.6)	54,918	53,323
Income statement (million euros)
Net interest income	4,288	(0.8)	4,322	17,758
Gross income	6,096	(4.5)	6,383	25,270
Operating income	3,117	(4.0)	3,246	12,770
Profit/(loss) before tax	2,237	8.3	2,065	6,931
Net attributable profit	1,340	11.8	1,199	3,519
The BBVA share and share performance ratios
Number of shares (million)	6,668	1.5	6,567	6,668
Share price (euros)	6.43	(11.6)	7.27	7.11
Earning per share (euros) (1)	0.19	10.7	0.17	0.48
Book value per share (euros)	6.81	(6.9)	7.32	6.96
Tangible book value per share (euros)	5.58	(5.2)	5.88	5.69
Market capitalization (million euros)	42,868	(10.2)	47,739	47,422
Yield (dividend/price; %)	3.4		5.1	4.2
Significant ratios (%)
ROE (net attributable profit/average shareholders’ funds +/-average accumulated other comprehensive income) (2)	11.9		10.2	7.4
ROTE (net attributable profit/average shareholders’ funds excluding average intangible assets +/- average accumulated other comprehensive income) (2)	14.6		12.8	9.1
ROA (Profit or loss for the year/average total assets)	0.97		0.84	0.68
RORWA (Profit or loss for the year/average risk-weighted assets)	1.83		1.56	1.27
Efficiency ratio	48.9		49.1	49.5
Cost of risk	0.85		0.90	0.87
NPL ratio	4.4		4.9	4.6
NPL coverage ratio	73		71	65
Capital adequacy ratios (%)
CET1 fully-loaded	10.9		11.0	11.1
CET1 phased-in (3)	11.1		11.6	11.7
Tier 1 phased-in (3)	12.8		12.8	13.0
Total ratio phased-in (3)	15.4		15.3	15.5
Other information
Number of shareholders	890,146	(3.2)	919,274	891,453
Number of employees	131,745	(0.9)	133,007	131,856
Number of branches	8,200	(3.5)	8,499	8,271
Number of ATMs	31,602	1.3	31,185	31,688

General note: data as of 31-03-17 and 31-12-17 are presented for comparison purposes only.

(1)	Adjusted by additional Tier 1 instrument remuneration.
(2)	The ROE and ROTE ratios include in the denominator the Group’s average shareholders’ funds and take into account another item within total equity with the heading “Accumulated other comprehensive income”. Excluding this item, the ROE would stand at 9.1% in the first quarter 2017, 6.4% in 2018 and 9.9% in the first quarter 2017 and the ROTE on 11.1%, 7.7% and 11.7%, respectively.
(3)	As of March 31, 2018 phased-in ratios include the temporary treatment on the impact of IFRS9 , calculated in accordance with Article 473 bis of CRR. For 2017 the capital ratios are calculated under CRD IV from Basel III regulation, in which a phase-in of 80% is applied.

3

Group information

Relevant events

Impact of the initial implementation of IFRS 9

•	The figures corresponding to the first quarter of 2018 are prepared under IFRS 9, which entered into force on January 1, 2018. This new accounting standard does not require the comparative information under IFRS 9 for prior periods, so the corresponding quarters to the year 2017 have been prepared in accordance with the regulation in force at that time (IAS 39).

•	The impacts derived from the first application of IFRS 9, as of January 1, 2018, have been registered with a charge to reserves, of approximately €900m, mainly due to the allocation of provisions based on expected losses, compared to the loss model incurred under the previous IAS 39.

•	Reduction of 31 basis points in the fully-loaded CET1 ratio in December 2017.
•	In the risk metrics, there were very few changes in the exposure to non-performing risk with respect to Stage 3 (impaired loans); lending fell due to reclassification of portfolios; the NPL coverage ratio rose due to the increase in loan-loss provisions; and the NPL ratio rose as a result of the decline in lending mentioned above.

Results (pages 5-11)

•	Generalized sustained growth in more recurrent sources of revenue in practically all geographic areas.

•	Operating expenses remain under control, leading to an improvement in the efficiency ratio in comparison with the same period in 2017.

•	Year-on-year reduction of impairment losses on financial assets not measured at fair value through profit or loss (hereinafter, “impairment losses on financial assets”).

•	As a result, the net attributable profit was €1,340m, 11.8% higher than the first quarter of 2017.

Balance sheet and business activity (pages 12-13)

•	Loans and advances to customers (gross) continue to increase in emerging geographies but decline in Spain. The recovery that began in the second half of 2017 continues in the United States.

•	Non-performing loans continue to improve.

•	There was an increase in off-balance-sheet funds, mainly in mutual funds.

4

Solvency (pages 14-15)

•	The capital position is above regulatory requirements.

•	13 basis points of fully-loaded CET1 were generated in the quarter, strongly supported by the earnings generated between January and March.

Risk management (pages 16-18)

•	Good performance in the quarter of the main credit risk metrics: as of 31-March-2018, the NPL ratio closed at 4.4%, the NPL coverage ratio at 73% and the cumulative cost of risk at 0.85%.

Transformation

•	The Group’s digital and mobile customer base and digital sales continue to increase in all the geographic areas where BBVA operates.

Dividends

•	On April 10th there was a cash payment of €0.15 gross per share, corresponding to the final dividend for 2017, approved by the General Shareholders’ Meeting held on March 16, 2018.

5

Results

BBVA generated a net attributable profit of €1,340m in the first three months of 2018, which represents a year-on-year increase of 11.8% (up 22.3% at constant exchange rates). Once more highlights were the good performance of recurring revenue, containment of operating expenses and lower loan-loss provisions, which offset the lower contribution from net trading income (NTI) compared with the same period the previous year.

Consolidated income statement: quarterly evolution

(Million euros)

	IFRS 9	IAS 39
	2018		2017
	1Q	4Q	3Q	2Q	1Q
Net interest income	4,288	4,557	4,399	4,481	4,322
Net fees and commissions	1,236	1,215	1,249	1,233	1,223
Net trading income	410	552	347	378	691
Dividend income	12	86	35	169	43
Share of profit or loss of entities	8	5	6	(2)	(5)
accounted for using the equity method
Other income and expenses	142	(54)	154	77	108
Gross income	6,096	6,362	6,189	6,336	6,383
Operating expenses	(2,979)	(3,114)	(3,075)	(3,175)	(3,137)
Personnel expenses	(1,566)	(1,640)	(1,607)	(1,677)	(1,647)
Other administrative expenses	(1,106)	(1,143)	(1,123)	(1,139)	(1,136)
Depreciation	(307)	(331)	(344)	(359)	(354)
Operating income	3,117	3,248	3,115	3,161	3,246
Impaiment on financial assets not measured at fair value through profit or loss	(823)	(1,885)	(976)	(997)	(945)
Provisions or reversal of provisions	(99)	(180)	(201)	(193)	(170)
Other gains (losses)	41	(267)	44	(3)	(66)
Profit/(loss) before tax	2,237	916	1,982	1,969	2,065
Income tax	(611)	(499)	(550)	(546)	(573)
Profit/(loss) for the year	1,626	417	1,431	1,422	1,492
Non-controlling interests	(286)	(347)	(288)	(315)	(293)
Net attributable profit	1,340	70	1,143	1,107	1,199
Net attributable profit excluding results from corporate operations	1,340	70	1,143	1,107	1,199
Earning per share (euros) (1)	0.19	(0.00)	0.16	0.16	0.17

(1)	Adjusted by additional Tier 1 instrument remuneration.

6

Consolidated income statement

(Million euros)

	IFRS 9			IAS 39
	1Q18	Δ %	Δ % at constant exchange rates	1Q17
Net interest income	4,288	(0.8)	9.3	4,322
Net fees and commissions	1,236	1.1	9.8	1,223
Net trading income	410	(40.6)	(38.5)	691
Dividend income	12	(73.1)	(72.6)	43
Share of profit or loss of entities accounted for using the equity method	8	n.s.	n.s.	(5)
Other income and expenses	142	32.2	43.4	108
Gross income	6,096	(4.5)	4.2	6,383
Operating expenses	(2,979)	(5.0)	3.2	(3,137)
Personnel expenses	(1,566)	(5.0)	3.3	(1,647)
Other administrative expenses	(1,106)	(2.6)	6.3	(1,136)
Depreciation	(307)	(13.1)	(7.2)	(354)
Operating income	3,117	(4.0)	5.1	3,246
Impaiment on financial assets not measured at fair value through profit or loss	(823)	(12.9)	(5.2)	(945)
Provisions or reversal of provisions	(99)	(41.7)	(41.3)	(170)
Other gains (losses)	41	n.s.	n.s.	(66)
Profit/(loss) before tax	2,237	8.3	20.1	2,065
Income tax	(611)	6.5	17.3	(573)
Profit/(loss) for the year	1,626	9.0	21.1	1,492
Non-controlling interests	(286)	(2.2)	15.8	(293)
Net attributable profit	1,340	11.8	22.3	1,199
Net attributable profit excluding results from corporate operations	1,340	11.8	22.3	1,199
Earning per share (euros) (1)	0.19			0.17

(1)	Adjusted by additional Tier 1 instrument remuneration.

Unless expressly indicated otherwise, to better understand the changes in the main headings of the Group’s income statement, the year-on-year percentage changes given below refer to constant exchange rates.

Gross income

Cumulative gross income grew by 4.2% year-on-year, once more strongly supported by the positive performance of the more recurring items.

7

Net interest income grew by 9.3% year-on-year. This positive trend can once again be explained by growth of activity in emerging economies and good management of customer spreads. Over the quarter it fell by 2.6%, largely due to the performance of inflation-linked bonds in Turkey from December 2017 to March 2018 and the seasonal nature of the first quarter each year compared with the fourth quarter of the immediately preceding year (which mainly affects Spain and Mexico).

Cumulative net fees and commissions performed well in all the Group’s areas (up 9.8% year-on-year), driven by good diversification. The quarterly figure was also good (up 4.5% in the last three months).

As a result, more recurring revenue items (net interest income plus net fees and commissions) increased by 9.4% year-on-year (down 1.1% over the last three months).

NTI between January and March 2018 moderated in comparison with the same period of 2017, when it was exceptionally high, largely due to the registration of the capital gains of €204m before tax from the sale on the market of 1.7% of China Citic Bank (CNCB).

Finally, other operating income and expenses increased by 43.4% in year-on-year terms. Of note is that the net contribution of the insurance business rose by 0.4% over the same period and a 6.7% over the quarter.

8

Operating income

Operating expenses increased year-on-year by 3.2%, strongly affected by the exchange rates (down 5.0% at current exchange rates). The above is due to the cost discipline implemented in all the Group’s areas through various efficiency plans. By business area the biggest reductions were in Spain and the rest of Eurasia and, over the quarter, in the United States and Mexico. In the rest of the geographic areas (Turkey and South America), the year-on-year rise in costs was below the local inflation rate.

Breakdown of operating expenses and efficiency calculation

(Million euros)

	1Q18	Δ%	1Q17
Personnel expenses	1,566	(5.0)	1,647
Wages and salaries	1,220	(4.8)	1,282
Employee welfare expenses	234	(3.7)	243
Training expenses and other	111	(9.1)	122
Other administrative expenses	1,106	(2.6)	1,136
Property, fixtures and materials	249	3.0	265
IT	283	16.9	242
Communications	61	(18.3)	75
Advertising and publicity	83	(7.9)	90
Corporate expenses	23	1.3	22
Other expenses	287	(8.9)	315
Levies and taxes	120	(4.6)	126
Administration costs	2,672	(4.0)	2,783
Depreciation	307	(13.1)	354
Operating expenses	2,979	(5.0)	3,137
Gross income	6,096	(4.5)	6,383
Efficiency ratio (operating expenses/gross income; %)	48.9		49.1

9

As a result of the above, the efficiency ratio closed at 48.9%, below the figure for the same period in 2017 (49.1%), and the cumulative operating income increased by 4.9% over the last twelve months.

10

Provisions and other

Impairment losses on financial assets in the first three months of the year were 5.2% below the figure for the same period in 2017. By business area, they continued to fall in Spain, due to lower loan-loss provisioning requirements. They also fell in the United States, due to the lower provisioning requirements in retail portfolios affected by hurricanes in 2017 and, to a lesser extent, in Mexico. In contrast, they increased in Turkey, due to a temporary deterioration in wholesale customers, and in South America.

Finally, there was a decline of 41.3% in provisions or reversal of provisions (hereinafter, provisions), while other gains (losses) registered a positive balance against the negative of the first quarter of 2017, which included a charge of 177 million euros for restructuring costs.

Results

As a result of the above, the Group’s net attributable profit continued to be very positive (up 22.3% year-on-year at constant exchange rates, 11.8% at current exchange rates).

By business area, banking activity in Spain generated a profit of €437m, Non Core Real Estate a loss of only €27m, the United States contributed a profit of €195m, Mexico €571m, Turkey €201m, South America €210m and the Rest of Eurasia €47m.

11

12

Balance sheet and business activity

The following table presents the changes in the Group’s balance sheet and activity, from the opening balance calculated after the initial implementation of IFRS 9 to the close of the first quarter of 2018. This balance sheet includes the new categories included in the above standard.

With respect to the Group’s activity, its most significant aspects during the period are summarized below:

•	Reduction of the loans and advances to customers (gross), largely due to changes in the exchange rate against the euro in the geographic areas in which BBVA operates. The United States once more posted a slight increase in lending, the trend in Mexico was flat and there was growth in the other areas (Turkey and South America).
•	Non-performing loans fell once more, above all thanks to an improvement in Spain and the United States.

•	In deposits from customers there was a slight decrease mainly due to the decline in time deposits.

•	In off-balance-sheet funds, investment funds continued with a positive evolution.

Consolidated balance sheet

(Million euros)

	31-03-18	Δ %	01-01-18
Cash, cash balances at central banks and other demand deposits	43,167	1.1	42,680
Financial assets held for trading	94,745	3.1	91,854
Non-trading financial assets mandatorily at fair value through profit or loss	4,360	0.5	4,337
Financial assets designated at fair value through profit or loss	1,330	30.5	1,019
Financial assets at fair value through accumulated other comprehensive income	59,212	(4.8)	62,202
Financial assets at amortized cost	417,646	(1.0)	421,712
Loans and advances to central banks and credit institutions	17,751	0.2	17,713
Loans and advances to customers	367,986	(1.6)	374,012
Debt securities	31,909	6.4	29,986
Investments in subsidiaries, joint ventures and associates	1,395	(12.2)	1,589
Tangible assets	6,948	(3.4)	7,191
Intangible assets	8,199	(3.1)	8,464
Other assets	48,439	0.1	48,368
Total assets	685,441	(0.6)	689,414
Financial liabilities held for trading	86,767	7.4	80,783
Other financial liabilities designated at fair value through profit or loss	6,075	10.6	5,495
Financial liabilities at amortized cost	497,298	(1.7)	506,118
Deposits from central banks and credit institutions	63,031	(8.6)	68,928
Deposits from customers	360,213	(1.0)	363,689
Debt certificates	60,866	(1.3)	61,649
Other financial liabilities	13,188	11.3	11,851
Liabilities under insurance contracts	9,624	4.3	9,223
Other liabilities	33,854	(4.3)	35,392
Total liabilities	633,618	(0.5)	637,010
Non-controlling interests	6,592	(5.9)	7,008
Accumulated other comprehensive income	(9,201)	3.5	(8,889)
Shareholders’ funds	54,432	0.3	54,285
Total equity	51,823	(1.1)	52,404
Total liabilities and equity	685,441	(0.6)	689,414
Memorandum item:
Guarantees given	47,519	(0.3)	47,668

13

Loans and advances to customers

(Million euros)

	IFRS 9		IAS 39
	31-03-18	Δ%	31-12-17
Public sector	28,176	(8.0)	30,626
Individuals	169,541	3.5	163,873
Mortgages	101,670	(9.4)	112,274
Consumer	22,449	(30.0)	32,092
Credit cards	13,263	(2.7)	13,630
Other loans	32,159	n.s.	5,877
Business	165,398	(11.3)	186,479
Non-performing loans	18,569	(4.2)	19,390
Loans and advances to customers (gross)	381,683	(4.7)	400,369
Loan-loss provisions	(13,697)	7.4	(12,748)
Loans and advances to customers	367,986	(5.1)	387,621

Customer funds

(Million euros)

	IFRS 9		IAS 39
	31-03-18	Δ%	31-12-17
Deposits from customers	360,213	(4.3)	376,379
Of which current accounts	239,358	(0.6)	240,750
Of which time deposits	113,469	(2.0)	115,761
Other customer funds	130,440	(3.3)	134,906
Mutual funds and investment companies	64,327	5.6	60,939
Pension funds	33,604	(1.1)	33,985
Other off-balance sheet funds	2,445	(20.7)	3,081
Customer portfolios	30,064	(18.5)	36,901
Total customer funds	490,653	(4.0)	511,285

14

Solvency

Capital base

BBVA’s fully-loaded CET1 ratio stood at 10.9% at the close of March 2018. This ratio includes the -31 basis points impact of the initial application of IFRS 9. Excluding this effect, the ratio increased by 13 basis points, supported by the recurring organic capital generation. In this context the earnings generated in the quarter amounted to 37 basis points of CET 1. The Group has reiterated its goal of a fully-loaded CET1 capital ratio of 11%.

Risk-weighted assets (RWA) are slightly down 1.3% since the end of 2017, explained mostly by the depreciation of the currencies against the euro, especially the Turkish lira and U.S. dollar. In March 2018, the Group carried out its second synthetic securitization in which The European Investment Fund (EIF, a subsidiary of the European Investment Bank), issued a financial guarantee on an intermediate tranche of a €1,950m portfolio of loans to SMEs. Thanks to this guarantee, BBVA has released €443m of RWA.

CET1 fully-loaded CET1 ratio would be 11.5% pro-forma considering the expected positive impact of 57 basis points of impacts from announced corporate transactions pending to be closed (sale of real-estate assets to Cerberus and BBVA Chile).

Capital base (1)

(Million euros)

	CRD IV phased-in		CRD IV fully-loaded
	31-03-18 (1)	31-12-17	31-03-18 (1)	31-12-17
Common Equity Tier 1 (CET 1)	39,877	42,341	38,899	40,061
Tier 1	46,006	46,980	44,794	46,316
Tier 2 (2)	9,032	9,134	9,091	8,891
Total Capital (Tier 1 + Tier 2) (2)	55,038	56,114	53,885	55,207
Risk-weighted assets (3)	358,386	361,686	356,847	361,686
CET1 (%)	11.1	11.7	10.9	11.1
Tier 1 (%)	12.8	13.0	12.6	12.8
Tier 2 (%) (2)	2.5	2.5	2.5	2.5
Total capital ratio (%) (2)	15.4	15.5	15.1	15.3

General note: as of March 31, 2018, the main difference between the phased-in and fully loaded ratios arises from the temporary treatment of the impact of IFRS9 to which the BBVA Group has adhered voluntarily (in accordance with Article 473bis of the CRR).

(1)	Preliminary data.
(2)	It includes the AT2 issuance by Garanti on 2017 and AT2 issuance by Bancomer on the first quarter 2018; pending approval by ECB for the purpose of computability in the Group’s ratios.
(3)	It includes update of the calculation on Structural FX RWA, pending confirmation by ECB.

Regarding the issuance of capital, at the Tier 1 level, the Group has begun to compute its USD 1 billion AT1 capital issuance in November 2017, and no longer compute the AT1 USD 1.5 billion issuance that took place in May 2013, which it will be cancelled early as it has already been announced to the market. At the Tier 2 level, BBVA Bancomer issued USD 1 billion in January 2018.

15

Moreover, the Group completed a new senior non-preferred debt issuance of €1.5 billion, which will be used to meet the requirements of MREL (minimum required eligible liabilities), still pending definition by the supervisor.

As regards shareholder remuneration, on April 10, BBVA paid the final cash dividend against 2017 earnings (already included in the December 2017 capital adequacy ratios), amounting to €0.15 gross per share. This payment has had an impact of 15 basis points on CET 1.

As of 31-Mar-2018, the phased-in CET1 ratio stood at 11.1%, taking into account the impact of the initial implementation of IFRS 9, in this context The European Commission and Parliament have established temporary arrangements that are voluntary for the institutions, adapting the impact of IFRS 9 on capital ratios. BBVA has informed the supervisory body of its adherence to these arrangements. Tier 1 capital stood at 12.8% and Tier 2 at 2.5%, including Garanti’s issuance of USD 750 million of AT2 at the close of 2017 and Bancomer’s issuance of USD 1.000 billion in the first quarter of 2018, resulting in a total capital ratio of 15.4% (15.2% without take into account the two aforementioned issuances). These levels are above the requirements established by the regulator in its SREP letter and the systemic buffers applicable in 2018 by BBVA Group. Since January 1, 2018, the requirement has been established at 8.438% for the phased-in CET1 ratio and 11.938% for the total capital ratio. The change with respect to 2017 is due to the steady implementation of the capital conservation buffers and the capital buffer applicable to other systemically important banks. The regulatory requirement for 2018 in fully-loaded terms remains unchanged (CET1 of 9.25% and total ratio of 12.75%) compared with the previous year.

Finally, the Group maintained a sound leverage ratio: 6.4% under fully-loaded criteria (6.6% phased-in), which continues to be the highest in its peer group.

Ratings

BBVA has received several positive ratings so far this year, demonstrating the Group’s positive performance and strength. On April 6, S&P raised BBVA’s long-term rating to A- from BBB +, with a stable outlook, and on April 12, DBRS raised BBVA’s long-term rating to A (high) from A, maintaining the trend at stable. Moody’s changed the outlook for BBVA’s rating (Baa1) to positive on April 17.

Ratings

Rating agency	Long term	Short term	Outlook
DBRS	A (high)	R-1 (middle)	Stable
Fitch	A-	F-2	Stable
Moody’s (1)	Baa1	P-2	Positive
Scope Ratings	A+	S-1+	Stable
Standard & Poor’s	A-	A-2	Stable

(1)	Additionally, Moody’s assigns an A3 rating to BBVA’s long term deposits.

16

Risk management

Credit risk

At the close of the first quarter of 2018 BBVA Group’s risk metrics continued to perform well:

•	Deleveraging of the credit risk in the quarter (down 1.7% at current and 1.3% at constant exchange rates), due mainly to Spain. In the rest of geographic areas, there was growth at constant exchange rates: Turkey, up 2.4%; Mexico, up 1.5%; South America, up 1.6%; and the United States, up 0.4%.

•	The balance of non-performing loans continued to decline, with a quarterly fall, 4.8% at current exchange rates and 4.1% at constant exchange rates. The positive performance in Banking Activity Spain and Non Core Real Estate stands out; on the other hand, South America (7.7% at constant exchange rates) was impacted by the evolution of some retail portfolios and specific customers, and to a lesser extent, in Turkey (0.4% at constant exchange rates) due to the impact of wholesale customers impairment. Positive performance in other geographies.

•	As a result, the Group’s NPL ratio improved in the first three months of the year to 4.4% as of 31-Mar-2018, a fall of 16 basis points in constant terms with respect December 2017.
•	Provisions increased by 6.5% over the quarter (up 7.3% at constant exchange rates), so the NPL coverage ratio closed at 73%, one percentage point above the figure resulting from the application of IFRS 9 to the figure as of January 1, 2018.

•	Lastly, the cumulative cost of risk through March 2018 was 0.85%, 2 basis points down on the figure for 2017.

Credit risks (1)

(Million euros)

	31-03-18 (2)	31-12-17
Credit risks	442,446	461,303
Non-performing loans	19,516	20,492
Provisions	14,180	13,319
NPL ratio (%)	4.4	4.6
NPL coverage ratio (%)	73	65

(1)	Include gross loans and advances to customers plus guarantees givens.
(2)	Figures without considering the classification of non-current assets held for sale.

17

Structural risks

Liquidity and funding

Management of liquidity and funding in BBVA aims to finance the recurring growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of finance, always in compliance with current regulatory requirements.

A core principle in BBVA’s management of the Group’s liquidity and funding is the financial independence of its banking subsidiaries abroad. This principle prevents the propagation of a liquidity crisis among the Group’s different areas and ensures that the cost of liquidity is correctly reflected in the price formation process.

The financial soundness of the Group’s banks continues to be based on the funding of lending activity, fundamentally through the use of stable customer funds. During the first quarter 2018, liquidity conditions remained comfortable across BBVA Group’s global footprint:

•	In the Eurozone, the liquidity situation is still comfortable and the credit gap stable.

•	In Mexico, the liquidity position is sound, despite market volatility. The credit gap has widened, as expected, due to the outflow of deposits corresponding to the seasonal collection at the close of 2017.

•	In the United States, the liquidity situation is good. Stability of the credit gap due to the moderate growth in lending.

•	The liquidity situation in Turkey is comfortable, with a slight increase in the credit gap as a result of lending growing faster than deposits, spurred to the strong commercial dynamics.

•	In South America, the liquidity situation remains comfortable, deposits growing faster than lending, leading to a reduction of wholesale funding.

On the funding side, the long-term wholesale funding markets in the geographic areas where the Group operates continued to be stable. The performance of short-term funding remained positive, in a highly liquid environment.

The entities in the BBVA group carried out the following operations:

•	BBVA S.A. completed an issuance of senior non-preferred debt, the Group’s second of this type, for €1.5 billion, with a floating coupon at 3-month Euribor plus 60 basis points and a maturity of five years.

•	In Mexico, BBVA Bancomer carried out an international issuance of subordinated Tier 2 debt of $1 billion. The instrument was issued at a price equivalent to Treasury bonds plus 265 basis points at a maturity of 15 years, with a ten-year call (BBVA Bancomer 15NC10).

•	In South America, BBVA Chile issued senior debt on the local market for an equivalent of €288m, in a variety of issuances with maturities ranging from four to six years.

As a result, the liquidity coverage ratio (LCR) in BBVA Group remained comfortably above 100% in the first quarter of 2018, without including any transfers between subsidiaries; in other words, no kind of excess liquidity levels in the subsidiaries abroad is considered in the calculation of the consolidated ratio. As of March 31, 2018, the LCR stood at 126%. Although this requirement is only established at Group level, the minimum level is easily exceeded in all the subsidiaries (Eurozone, 150%; Mexico, 148%; Turkey, 136%; and the United States, 141%).

Foreign exchange

Foreign-exchange risk management of BBVA’s long-term investments, basically stemming from its franchises abroad, aims to preserve the Group’s capital adequacy ratios and ensure the stability of its income statement.

The first quarter of 2018 was notable for the appreciation against the euro of the Mexican peso (up 5.0%) and the depreciation of the rest of the main currencies in the geographic areas where the Group operates: the U.S. dollar down 2.7% and the Turkish lira down 7.2%. BBVA has maintained its policy of actively hedging its main investments in emerging countries, covering on average between 30% and 50% of the earnings for the year and around 70% of the excess of CET1 capital ratio (which is not naturally covered by the ratio itself). In accordance with this policy, the sensitivity of the CET1 ratio to a depreciation of 10% of the main emerging currencies (Mexican peso or Turkish lira) against the euro remains at around two negative basis points for each of these currencies. Given the geopolitical context, the coverage level of the expected earnings for 2018 has increased to around 70% in Mexico and 50% in Turkey.

18

Interest rates

The aim of managing interest-rate risk is to maintain a sustained growth of net interest income in the short and medium-term, irrespective of interest-rate fluctuations, while controlling the impact on the capital adequacy ratio through the valuation of the portfolio of financial assets at fair value with changes reflected in other accumulated comprehensive income.

The Group’s banks have fixed-income portfolios to manage the balance-sheet structure. In the first quarter of 2018, the results of this management were satisfactory, with limited risk strategies in all the Group’s banks.

Finally, the following is worth noting with respect to the monetary policies pursued by the different central banks in the main geographical areas where BBVA operates:

•	No relevant changes in the Eurozone, where interest rates remain at 0% and the deposit facility rate at -0.40%.

•	In the United States the upward trend in interest rates continues. The latest hike left the rate at 1.75%.

•	In Mexico, Banxico’s latest increase has left the monetary policy rate at 7.50%.

•	In Turkey, there were no changes in the first quarter. Following the rises in 2017, the average funding rate of the Central Bank of Turkey (CBRT) has remained at 12.75%.
•	In South America, the monetary authorities continued their expansive policies, lowering rates in Peru (50 basis points), Argentina (150 basis points) and Colombia (25 basis points).

Economic and regulatory capital

Consumption of economic risk capital (ERC) at the close of February 2018, in consolidated terms, was €33,443m, equivalent to a decline over the quarter of 2.8% (down 2.3% at constant exchange rates). The reduction was focused on fixed-asset and fixed-income spread risk, in the latter case due to the reduction of exposure to the risk.

19

The BBVA share

Global growth has been stable, in line with the start of 2018, although with greater dynamism in emerging economies and some signs of moderation in developed countries. The economic indicators for the first quarter of the year show global growth to be around a quarterly 1%, similar to the figure recorded during 2017. Economic activity continues to benefit from the good performance of global trade and the solid expansion of industrial output. However, confidence indicators appear to have reached a high, with little room for greater optimism, above all in manufacturing industry. Together with a moderation in retail sales, these factors suggest that recovery in consumption will take more time.

Most stock-market indices posted losses in the first half of the year. In Europe, the Stoxx 50 and the Euro Stoxx 50 fell by 6.7% and 4.1% respectively, while in Spain, the Ibex 35 lost 4.4%. The falls were smaller in the United States, where the S&P index lost 1.2% in the last three months.

In Europe, the banking sector also posted losses between December 2017 and March 2018, although it performed relatively better than the general market indices. The European Stoxx Banks index, which includes British banks, lost 5.9%, while the Eurozone bank index, the Euro Stoxx Banks, lost 3.7%. In contrast, in the United States the S&P Regional Banks index gained 2.6% compared to th7e close of 2017.

The BBVA share closed March at €6.43, a fall of 9.6% over the quarter.

20

The BBVA share and share performance ratios

	31-03-18	31-12-17
Number of shareholders	890,146	891,453
Number of shares issued	6,667,886,580	6,667,886,580
Daily average number of shares traded	26,731,574	35,820,623
Daily average trading (million euros)	185	252
Maximum price (euros)	7.73	7.93
Minimum price (euros)	6.21	5.92
Closing price (euros)	6.43	7.11
Book value per share (euros)	6.81	6.96
Tangible book value per share (euros)	5.58	5.69
Market capitalization (million euros)	42,868	47,422
Yield (dividend/price; %) (1)	3.4	4.2

(1)	Calculated by dividing shareholder remuneration over the last twelve months over the closing price of the period.

Regarding shareholder remuneration, in accordance with the resolution of the Annual General Meeting held on March 16, 2018, a cash payment of €0.15 gross per share was made on April 10, corresponding to the final dividend for 2017. For 2018, subject to the appropriate approval from the corresponding corporate bodies, BBVA plans to make a cash dividend payment in October 2018 and April 2019, pursuant to its shareholder remuneration policy announced by publication of a Significant Event on February 1, 2017.

As of December 31, 2017, the number of BBVA shares was 6,668 million, and the number of shareholders was 890,146. By type of investor, residents in Spain held 44.2% of the share capital, while the remaining 55.8% was owned by nonresident shareholders.

Shareholder structure

(31-03-2018)

	Shareholders		Shares
Number of shares	Number	%	Number	%
Up to 150	182,313	20.5	13,020,118	0.2
151 to 450	181,483	20.4	49,653,847	0.7
451 to 1800	280,184	31.5	273,013,938	4.1
1,801 to 4,500	129,109	14.5	367,903,641	5.5
4,501 to 9,000	60,272	6.8	379,933,611	5.7
9,001 to 45,000	50,337	5.7	876,385,289	13.1
More than 45,001	6,448	0.7	4,707,976,136	70.6

Total	890,146	100.0	6,667,886,580	100.0

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BBVA shares are included on the main stock-market indices, including the Ibex 35, Euro Stoxx 50 and Stoxx 50, with a weighting of 8.4%, 1.9% and 1.2% respectively. They also form part of several sector indices, including the Euro Stoxx Banks, with a weighting of 8.1%, and the Stoxx Banks, with a weighting of 4.1%.

Finally, BBVA maintains a significant presence on a number of international sustainability indices or ESG (environmental, social and governance) indices, which evaluate the performance of companies in this area, as summarized in the table below.

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Responsible banking

BBVA Group has a differential banking model based on seeking out a return adjusted to principles, strict legal compliance, best practices and the creation of long-term value for all stakeholders.

The main actions carried out in the first quarter of 2018 implementing the four pillars of BBVA’s responsible banking model are as follows:

1. Creation of lasting and more balanced relationships with customers

…Through transparent, clear and responsible communication and financial education in the solutions that we offer. In this respect, BBVA is developing and collaborating with numerous programs, many of which are designed for young people.

BBVA’s Financial Education and Skills Center has completed its first year of operation, consolidating its position as a platform that serves as a global model for financial education. The Call for Expression of Interest was launched this quarter to promote academic research in the field of financial education and inclusion. Training prioritizes the following six specific areas: FinTech, financial health, financial education and the gender gap, behavioral economics, sustainable finance, and new methods for measuring financial literacy.

2. Full integration of how we do business

...Through responsible business policies, a reputational risk model, and a people-centric culture throughout the Organization.

During the quarter, BBVA updated its Commitment to Human Rights, following a process of due diligence that analyzed the Organization in depth. The analysis was based on the UN’s Guiding Principles on Business and Human Rights, and also included the creation of a three-year human rights action plan, published together with the new Commitment.

BBVA has also been chosen to form part of the 2018 Bloomberg Gender Equality Index. The index is composed of 104 companies from ten sectors headquartered in 24 countries. It recognizes the achievements of companies with respect to gender-equality policies, both in relation to their employees and their support for social initiatives and products and services that prioritize this commitment. The aim is to provide managers and investors with information on the commitment and performance of companies in the area of gender equality. Garanti Bank, BBVA’s subsidiary in Turkey, was the first Turkish Bank included in the index.

3. Promotion of responsible and sustainable growth

...Through financial inclusion, sustainable finance, support for SMEs and responsible investment.

In February 2018, BBVA announced its strategy around climate change and sustainable development. The strategy will help the bank meet the United Nations Sustainable Development Goals and is line with the Paris Agreement on Climate Change. The key elements of the strategy are:

•	In the area of finance, a commitment to mobilize €100 billion in green finance, sustainable infrastructures, social entrepreneurship and financial inclusion.

•	In management, BBVA will work to mitigate environmental and social risks and thus minimize potentially negative impacts, both direct and indirect. From the point of view of mitigating direct impacts, BBVA has pledged that by 2025, 70% of energy bought by the Group will be renewable, thus reducing its CO2 emissions by 68% compared to 2015. The Group will mitigate indirect impacts by applying new industry standards for energy, infrastructure, mining and agribusiness. As part of its commitment to transparency in this area, BBVA is the first bank that has reported its total exposure to fossil fuels, at 3.4% of total assets.

•	Lastly, BBVA will involve its stakeholders in pushing for a greater collective contribution from the financial sector to sustainable development.

BBVA’s Annual General Meeting, held on March 16 in Bilbao was awarded with the Sustainable Event certificate for its clear commitment to environmental, social and economic stability under the UNE-ISO 20121:2013 standard. The

23

certification has been verified by AENOR audit.

4. Investment in the community

...With priority for financial education initiatives for society, entrepreneurship, knowledge and other social causes that are relevant from a local point of view.

In 2017, BBVA Group’s allocation to social programs amounted to €103m, accounting for 2.9% of the its net attributable profit for the year. Of this total, 70% supported initiatives that drive development and create opportunities for people, within the priority framework of knowledge, education and culture included in the Group’s Community Investment Plan for the period 2016-2018.

During the first quarter, BBVA Foundation promoted a website offering health information given by healthcare professionals working at the hospital. The aim is to respond to the demand from 60% of Spanish people who seek health information on the internet by helping them deal with their concerns using reliable information.

At the close of the quarter, the Bank presented the Conectados project to promote good and responsible use of information and communication technologies (ICT) by young people. This platform aims to raise awareness about the importance of the proper use of these technologies through activities geared to both young children and their families and teachers. Conectados works in three areas: educational actions, via an app and a competition involving more than 6,000 young people between 14 and 16 years old; research designed to discover the impact of ICT on the socialization of adolescents; and raising awareness and offering training for families and teachers.

24

Business areas

This section presents and analyzes the most relevant aspects of the Group’s different business areas. Specifically, it shows a summary of the income statement and balance sheet, the business activity figures and the most significant ratios in each of them.

In 2018 the reporting structure of BBVA Group’s business areas remained basically the same as in 2017. It is worth noting that BBVA announced the signing of two agreements, one for the sale of BBVA Chile to The Bank of Nova Scotia (Scotiabank) and another for the creation of a joint venture to which BBVA’s real-estate business in Spain will be transferred for the subsequent sale of 80% of the company created to a subsidiary of Cerberus Capital Management, L.P. (Cerberus). For the purpose of the explanations given in this report, the figures for Non Core Real Estate and South America are shown on a comparable basis with previous periods, even though within the balance sheet of the consolidated Group, the operations underway that are mentioned above have been reclassified as non-current assets and liabilities held for sale. The Group’s business areas are summarized below:

•	Banking activity in Spain includes the Retail Network in Spain, Corporate and Business Banking (CBB), Corporate & Investment Banking (CIB), BBVA Seguros and Asset Management units in Spain. It also includes the portfolios, finance and structural interest-rate positions of the euro balance sheet.

•	Non Core Real Estate covers specialist management in Spain of loans to developers in difficulties and real-estate assets mainly coming from foreclosed assets, originated from both, residential mortgages, as well as loans to developers. New loan production to developers or loans that are not in difficulties are managed by Banking activity in Spain.

•	The United States includes the Group’s business activity in the country through the BBVA Compass group and the BBVA New York branch.

•	Mexico basically includes all the banking and insurance businesses carried out by the Group in the country. Since 2018 it has also included the BBVA Bancomer branch in Houston (in previous years located in the United States). Consequently, the figures from previous years have been reworked to incorporate this change and show comparable series.

•	Turkey includes the activity of the Garanti group.

•	South America basically includes BBVA’s banking and insurance businesses in the region.

•	The rest of Eurasia includes the Group’s retail and wholesale business activity in the rest of Europe and Asia.

In addition to the above, all the areas include a remainder made up basically of other businesses and a supplement that includes deletions and allocations not assigned to the units making up the above areas.

Lastly, the Corporate Center is an aggregate that contains the rest of the items that have not been allocated to the business areas, as it corresponds to the Group’s holding function. It includes: the costs of the head offices that have a corporate function; management of structural exchange-rate positions; specific issues of equity instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding results, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with employees; goodwill and other intangibles.

In addition to this geographical breakdown, supplementary information is provided for all the wholesale businesses carried out by BBVA, i.e. Corporate & Investment Banking (CIB), in the geographical areas where it operates. This aggregate business is considered relevant to better understand the Group because of the characteristics of the customers served, the type of products offered and the risks assumed.

Lastly, as usual, in the case of the Americas, Turkey and CIB areas, the results of applying constant exchange rates are given in addition to the year-on-year variations at current exchange rates.

The information by areas is based on units at the lowest level and/or companies making up the Group, which are assigned to the different areas according to the main geographical area in which they carry out their activity.

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Major income statement items by business area (Million euros)

		Business areas
	BBVA Group	Banking activity in Spain	Non Core Real Estate	The United States	Mexico	Turkey	South America	Rest of Eurasia	S Business areas	Corporate Center and other
1Q18
Net interest income	4,288	921	7	524	1,317	753	792	43	4,356	(68)
Gross income	6,096	1,596	(3)	699	1,711	996	1,079	126	6,202	(106)
Operating income	3,117	773	(24)	264	1,144	642	595	53	3,447	(330)
Profit/(loss) before tax	2,237	616	(32)	251	788	520	417	69	2,630	(393)
Net attributable profit	1,340	437	(27)	195	571	201	210	47	1,636	(295)
1Q17
Net interest income	4,322	935	10	526	1,297	812	807	46	4,433	(110)
Gross income	6,383	1,676	(21)	722	1,720	976	1,104	135	6,313	70
Operating income	3,246	818	(47)	254	1,144	588	573	56	3,385	(139)
Profit/(loss) before tax	2,065	523	(137)	177	736	483	369	58	2,210	(145)
Net attributable profit	1,199	372	(106)	129	541	160	185	40	1,321	(122)

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Major balance sheet items and risk-weighted assets by business area

(Million euros)

				Business areas
	BBVA Group	Banking activity in Spain	Non Core Real Estate	The United States	Mexico	Turkey	South America	Rest of Eurasia	S Business areas	Corporate Center and other	AyPNCV variation (1)
31-03-18
Loans and advances to customers	367,986	167,524	1,391	52,721	47,247	49,751	48,400	13,988	381,022	—	(13,036)
Deposits from customers	360,213	169,096	10	58,431	47,522	43,246	45,230	5,425	368,959	—	(8,746)
Off-balance sheet funds	100,376	63,048	4	—	20,033	3,861	13,024	390	100,360	16	—
Total assets/liabilities and equity	685,441	322,929	9,186	72,280	93,275	74,389	71,969	16,749	660,777	24,664	—
Risk-weighted assets	356,847	103,229	9,272	57,262	47,769	60,936	55,718	14,907	349,094	7,753	—
31-12-17
Loans and advances to customers	387,621	183,172	3,521	53,718	45,768	51,378	48,272	14,864	400,693	—	(13,072)
Deposits from customers	376,379	177,763	13	60,806	49,964	44,691	45,666	6,700	385,604	—	(9,225)
Off-balance sheet funds	98,005	62,054	4	—	19,472	3,902	12,197	376	98,005	—	—
Total assets/liabilities and equity	690,059	319,417	9,714	75,775	94,061	78,694	74,636	17,265	669,562	20,497	—
Risk-weighted assets	361,686	108,093	9,692	58,688	44,941	62,768	55,975	15,150	355,307	6,379	—

(1)	Includes non-current assets and liabilities held for sale (AyPNCV for its acronym in Spanish) of the BBVA Chile and real estate operations.

Interest rates (Quarterly averages. Percentage)

	2018		2017
	1Q	4Q	3Q	2Q	1Q
Official ECB rate	0.00	0.00	0.00	0.00	0.00
Euribor 3 months	(0.33)	(0.33)	(0.33)	(0.33)	(0.33)
Euribor 1 year	(0.19)	(0.19)	(0.16)	(0.13)	(0.10)
USA Federal rates	1.58	1.30	1.25	1.05	0.80
TIIE (Mexico)	7.84	7.42	7.37	7.04	6.41
CBRT (Turkey)	12.75	12.17	11.97	11.80	10.10

Exchange rates (Expressed in currency/euro)

	Year-end exchange rates			Average exchange rates
		Δ% on	Δ% on		Δ% on
	31-03-18	31-03-17	31-12-17	1Q18	1Q17
Mexican peso	22.5251	(11.1)	5.0	23.0372	(6.2)
U.S. dollar	1.2321	(13.2)	(2.7)	1.2292	(13.4)
Argentine peso	24.8188	(33.7)	(9.0)	24.1908	(31.0)
Chilean peso	745.71	(5.0)	(1.0)	740.19	(5.7)
Colombian peso	3,424.66	(10.2)	4.7	3,508.77	(11.2)
Peruvian sol	3.9776	(12.7)	(2.4)	3.9786	(12.0)
Venezuelan bolivar	62,500.00	(95.0)	(70.9)	62,500.00	(95.0)
Turkish lira	4.8976	(20.6)	(7.2)	4.6899	(16.0)

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Banking activity in Spain

Highlights
•	Activity impacted by seasonality.
•	Good performance of net fees and commissions.
•	Improvement of efficiency due to the continuous reduction of expenses.
•	Lower impairments, solid asset-quality indicators.

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Macro and industry trends

The Spanish economy closed 2017 with a solid growth of 3.1%, reflecting what a still strong domestic demand, despite the political uncertainty. Exports and investment continued to show signs of recovery, although consumption moderated slightly. Overall, both internal fundamentals, related to continued improvements in employment and favorable financial conditions, and external fundamentals, associated with the recovery of global trade, are still sound. They will continue to drive growth in the early months of 2018, although a slight moderation is expected for the year as a whole.

Regarding the Spanish banking system and according to data from February 2018 (latest published data) from the Bank of Spain, the total volume of lending to the private sector (household and corporate) continued to decline year-on-year (down 2.4%). However, since August there have been signs of a slight upturn in the total volume of credit in the economy, though the signs are still too weak to confirm that there has been a turning point. Non-performing loans in the sector continued to improve, with their volume down 16.7% year-on-year as of February 2018. As a result, the NPL ratio declined to 7.8% as of February 2018. The system’s liquidity position continues to be comfortable: the funding gap (difference between the volume of loans and total deposits) fell to the €105.5 billion, 4.1% of the total balance sheet of the system.

Activity

As of 31-Mar-2018, lending (performing loans under management) was down by 2.4% compared to the figure at the end of December 2017, due basically to the reduction in the corporates (down 9.6%) and in the mortgages (down 1.1%). In contrast, consumer finance remained strong (up 2.2%), influenced by the positive performance of new production, which posted year-on-year growth of 37.7%, according to cumulative figures through March 2018.

In asset quality, there was a reduction in the quarter of the balance of non-performing loans in the area, with the NPL ratio falling over the last three months by 15 basis points to 5.4%. The NPL coverage ratio also increased to 57%.

Customer deposits under management fell by 3.0% compared to the close of December 2017 (down 2.3% in the last twelve months). By products, there was a further decline in time deposits (down 15.1% in the quarter), strongly focused on the segment of wholesale clients. It was again partially offset by the increase in demand deposits (up 1.6% over the last three months) and off-balance-sheet funds, which retained their positive trend, despite the unfavorable performance of the markets, with year-to-date growth of 1.6%. This performance continued to be largely supported by the growth in mutual funds (up 3.2%).

Results

The year-on-year highlights of the income statement in the area were:

•	Net interest income in the first quarter declined year-on-year by 1.6% and quarterly by 2.7%. The lower volume of loans and the smaller contribution from wholesale portfolios explains these declines.

•	Positive performance of net fees and commissions (up 7.8%), which offset the decline in net interest income. It stands out the significant contribution from fees from mutual funds and pensions, whose quarterly growth was 6.4%.

•	Lower contribution from NTI compared with the same quarter of the previous year (down 26.0%), associated with lower portfolio sales, but an improvement on the figure for the last three months of 2017 (up 3.3%), thanks to the positive performance of the Global Markets unit.

•	Reduction in other income/expenses. Net earnings from the insurance business grew by 0.5% (up 1.6% over the quarter).

•	As a result, there was a decline in gross income of 4.8%, although the rise over the quarter was 10.3%.

•	Operating expenses continued the downward trend observed in previous periods, both over the last twelve months (down 4.2%) and over the quarter (down 1.4%). The efficiency ratio closed at 51.5%, below the figure in 2017 (54.9%), and operating income fell by 5.4%, although in the quarter was an increase of 26.4%.

•	Decline in impairment losses on financial assets (down 57.4% year-on-year and down 49.1% over the last three months) explained by lower loan-loss provisions in large customers. As a result, the cumulative cost of risk stood at 0.17% as of 31-Mar-2018.

•	Lastly, provisions (net) and other gains (losses) were favorable, with a year-on-year decline of 32.5%.

29

As a result, the net attributable profit generated by Banking Activity in Spain in the first quarter of 2018 stood at €437m, a year-on-year increase of 17.3%, strongly influenced by the positive performance of net fees and commissions, operating expenses and loan-loss provisions.

Financial statements and relevant business indicators (Million euros and percentage)

Income statement	IFRS 9 1Q18	Δ%	IAS 39 1Q17
Net interest income	921	(1.6)	935
Net fees and commissions	412	7.8	382
Net trading income	167	(26.0)	225
Other income and expenses	97	(27.6)	134
of which Insurance activities (1)	108	0.5	108
Gross income	1,596	(4.8)	1,676
Operating expenses	(823)	(4.2)	(859)
Personnel expenses	(473)	(1.4)	(479)
Other administrative expenses	(279)	(6.7)	(299)
Depreciation	(71)	(12.0)	(81)
Operating income	773	(5.4)	818
Impaiment on financial assets not measured at fair value through profit or loss	(70)	(57.4)	(165)
Provisions or reversal of provisions and other results	(87)	(32.5)	(129)
Profit/(loss) before tax	616	17.7	523
Income tax	(178)	18.4	(150)
Profit/(loss) for the year	438	17.3	373
Non-controlling interests	(1)	20.7	(1)
Net attributable profit	437	17.3	372

(1)	Includes premiums received net of estimated technical insurance reserves.

	IFRS 9		IAS 39
Balance sheets	31-03-18	Δ%	31-12-17
Cash, cash balances at central banks and other demand deposits	19,306	43.4	13,463
Financial assets designated at fair value	103,371	30.0	79,501
of which Loans and advances	23,453	n.s.	1,312
Financial assets at amortized cost	192,622	(13.0)	221,391
of which loans and advances to customers	167,524	(8.5)	183,172
Inter-area positions	1,897	5.0	1,806
Tangible assets	970	10.7	877
Other assets	4,764	100.2	2,380
Total assets/liabilities and equity	322,929	1.1	319,417
Financial liabilities held for trading and designated at fair value through profit or loss	70,607	91.8	36,817
Deposits from central banks and credit institutions	42,287	(32.0)	62,226
Deposits from customers	169,096	(4.9)	177,763
Debt certificates	31,680	(4.9)	33,301
Inter-area positions	—	—	—
Other liabilities	268	(31.5)	391
Economic capital allocated	8,991	0.8	8,920

Relevant business indicators	31-03-18	Δ%	31-12-17
Performing loans and advances to customers under management (1)	163,290	(2.4)	167,291
Non-performing loans and guarantees given	10,377	(4.2)	10,833
Customer deposits under management (1)	169,592	(3.0)	174,822
Off-balance sheet funds (2)	63,048	1.6	62,054
Risk-weighted assets	103,229	(4.5)	108,093
Efficiency ratio (%)	51.5		54.9
NPL ratio (%)	5.4		5.5
NPL coverage ratio (%)	57		50
Cost of risk (%)	0.17		0.32

(1)	Excluding repos.
(2)	Includes mutual funds, pension funds and other off-balance sheet funds.

30

Non Core Real Estate

Highlights
•	Positive trend in the Spanish real-estate market.
•	Agreement with Cerberus to reduce almost entirely the net real-estate exposure.
•	Significant reduction in net losses.

Industry trends

The close of 2017 was positive for the real-estate market:

•	Investment in housing grew by 2.4% between September and December, above the two previous quarters, according to data from the National Quarterly Accounting office of the National Institute of Statistics (INE).

•	Sales of homes totaled some 535,000, a rise of 16.1% year-on-year, according to the information from the General Council of Spanish Notaries (CIEN). Job creation, the low cost of finance, household optimism and a smaller than initially expected impact from uncertainty regarding the economic policy as a result of events in Catalonia, have all contributed to this positive performance. As a result, in January 2018 the growth of residential sales was maintained (+11.2% year-on-year).

•	The price housing increased in the fourth quarter of 2017 by 7.2% year-on-year (INE data), up 0.6 percentage points on the previous quarter.

•	The cost of mortgage lending remained at relatively low levels, therefore mortgage conditions remain attractive.

•	Finally, construction activity is still responding to the strength of demand. According to the Ministry of Public Works, nearly 81,000 new housing construction permits were approved in 2017 for housing starts, up 26.2% on 2016. The figure for January 2018 was also positive, with approved permits up by 7.4% year-on-year.

31

Coverage of real-estate exposure

(Million of euros as of 31-03-18)

	Gross Value	Provisions	Net exposure	% Coverage
Real-estate developer loans (1)	2,853	1,510	1,343	53
Performing	461	74	387	16
Finished properties	315	47	269	15
Construction in progress	66	9	57	14
Land	72	17	55	24
Without collateral and other	8	1	7	18
NPL	2,392	1,436	956	60
Finished properties	1,091	570	521	52
Construction in progress	113	54	59	48
Land	1,006	668	337	66
Without collateral and other	182	143	39	79
Foreclosed assets	11,541	7,073	4,468	61
Finished properties	7,036	3,635	3,401	52
Construction in progress	541	365	176	67
Land	3,964	3,073	891	78
Other real-estate assets (2)	958	648	310	68
Real-estate exposure	15,352	9,231	6,121	60

(1)	Compared to Bank of Spain’s Transparency scope (Circular 5/2011 dated November 30), real-estate developer loans do not include €2.1 Bn (March 2018) mainly related to developer performing loans transferred to the Banking activity in Spain unit.
(2)	Other real-estate assets not originated from foreclosures.

Activity

BBVA is moving forward with the process of closing the sale announced in the fourth quarter of 2017. Under the deal, most of BBVA’s real-estate business in Spain will be transferred to a company, 80% of whose shares will then be sold to Cerberus in the second half of 2018. Thus, during this period, BBVA continues to manage real-estate assets subject to the agreement according to normal business and control procedures.

Overall, as of 31-Mar-2018, net exposure was €6,121m, a decline of 4.6% since December 2017.

Total real-estate exposure, including loans to developers, foreclosures and other assets, had a coverage ratio of 60% at the close of March 2018. The coverage ratio of foreclosed assets was 61%.

Non-performing balances fell again, thanks to a decline of new additions to NPL over the quarter. The NPL coverage ratio closed at 60%.

In addition, during the quarter, BBVA placed a public share offering of a total of 11,619,724 shares of its subsidiary Metrovacesa, accounting for 26.9% of its stake (7.7% of total capital). After the sale, BBVA’s participation in Metrovacesa reduced from 28.51% to 20.85%.

32

Results

This business area posted a cumulative loss of €27m, which compares with a loss of €106m in the same period the previous year.

Financial statements

(Million euros)

Income statement	IFRS 9 1Q18	Δ %	IAS 39 1Q17
Net interest income	7	(27.9)	10
Net fees and commissions	0	(71.3)	2
Net trading income	1	n.s.	(0)
Other income and expenses	(11)	(65.2)	(32)
Gross income	(3)	(84.6)	(21)
Operating expenses	(20)	(21.1)	(26)
Personnel expenses	(13)	1.9	(12)
Other administrative expenses	(6)	(13.9)	(7)
Depreciation	(2)	(72.2)	(7)
Operating income	(24)	(49.6)	(47)
Impaiment on financial assets not measured at fair value through profit or loss	(55)	n.s.	(4)
Provisions or reversal of provisions and other results	47	n.s.	(86)
Profit/(loss) before tax	(32)	(76.9)	(137)
Income tax	5	(83.8)	31
Profit/(loss) for the year	(27)	(74.9)	(106)
Non-controlling interests	—	—	—
Net attributable profit	(27)	(75.0)	(106)

Balance sheet	IFRS 9 31-03-18	Δ %	IAS 39 31-12-17
Cash, cash balances at central banks and other demand deposits	10	(14.0)	12
Financial assets designated at fair value	1,649	n.s.	9
of which Loans and advances	1,663	n.s.	—
Financial assets at amortized cost	1,396	(60.3)	3,521
of which loans and advances to customers	1,391	(60.5)	3,521
Inter-area positions	—	—	—
Tangible assets	6	n.s.	—
Other assets	6,124	(0.8)	6,172

Total assets/liabilities and equity	9,186	(5.4)	9,714

Financial liabilities held for trading and designated at fair value through profit or loss	—	—	—
Deposits from central banks and credit institutions	102	n.s.	—
Deposits from customers	10	(19.3)	13
Debt certificates	750	(4.5)	785
Inter-area positions	5,323	(7.8)	5,775
Other liabilities	—	—	—
Economic capital allocated	3,001	(4.5)	3,141
Memorandum item:
Risk-weighted assets	9,272	(4.3)	9,692

33

The United States

Highlights
•	Lending growth supported by consumer loans.
•	Positive performance of net interest income. Lower provisions.
•	Improvement of efficiency.
•	Net attributable profit affected by the tax reform at the end of 2017.

34

Macro and industry trends

According to the latest available information from the Bureau of Economic Analysis (BEA), U.S. GDP grew by 2.3% in 2017, driven by investment and, above all, by strong private consumption. Increased consumer confidence had a positive impact on the figures for business activity and foreign trade at the start of 2018, adding to the positive short-term effects of a more expansive fiscal policy.

Stronger domestic demand and the depreciation of the dollar worldwide have driven prices and wages up, although inflation still remains under control. Against this backdrop, the Federal Reserve (Fed) has continued with the process of normalizing monetary policy, with further hikes in the base rate to 1.75%. The trend of gradual normalization is expected to continue in 2018. Despite the fact that economic fundamentals early in the year could suggest the dollar should show gains, recent increased uncertainty and financial volatility, which may be associated with fears of a higher fiscal deficit and recent protectionist measures, continue to depreciate the value of the U.S. currency.

The general situation of the country’s banking system is still very positive. According to the latest available data from the Fed through February 2018, the total volume of bank credit in the system increased by 3.7% over the last twelve months, with growth in all the main portfolios. At the same time, deposits fell slightly year-on-year by 1.3%. Lastly, non-performing loans remained under control, with an NPL ratio of 1.8% at the end of the fourth quarter of 2017, practically the same figure as in the previous quarter.

Activity

All the comments below on rates of change, for both activity and earnings, will be given at constant exchange rate, unless expressly stated otherwise. These rates, together with changes at current exchange rate, can be seen in the attached tables of financial statements and relevant business indicators.

Lending activity in the area (performing loans under management) it remains stable (-0.2% in the quarter, + 1.6% year-on-year). By portfolio, higher interest rates led to a decline in mortgages and loans to developers (construction real estate). In contrast, consumer loans , which have higher margins and are therefore more profitable, increased by 7.4% since the end of the previous year (+13.6% year-on-year).

With respect to asset quality, risk indicators in the area continued to be solid. The NPL ratio remained at 1.2%. The coverage ratio closed the quarter at 98% (104% as of 31-Dec-2017).

With regard to the Customer deposits under management, they showed a decrease of 1.1% in comparison to the figure of December 2017, although they experienced a year-on-year increase of 5.7%, thanks to deposit-gathering campaigns launched in 2017.

Results

The United States generated a cumulative net attributable profit through March 2018 of €195m, up 74.1% on the same period last year, due mainly to the increase in net interest income, lower provisions and lower tax expenses as a result of a reduction in the effective tax rate following the tax reform approved in the last quarter of 2017. Also worth noting are the following:

•	Net interest income continued to perform positively, with the cumulative figure up by 15.0% year-on-year and 3.6% with respect to the fourth quarter of 2017. This was due partly to the Fed’s interest-rate hikes, but also the strategic measures adopted by BBVA Compass to improve loan yields (boosting consumer finance) and reduce the cost of deposits (improvement in the deposit mix and wholesale funding).

•	Net fees and commissions declined by 2.4% with respect to the same quarter of last year, due to a lower sums from markets, investment banking and money transfers; However, there was an increase of 1.1% over the last three months.

•	NTI was down by 14.6% on the figure for the first three months of the previous year, due to lower gains from exchange rates and derivatives.

•	Improvement in operating expenses, which fell by 3.2% over the quarter, basically due that in the previous quarter included additional expenses for digital transformation.

35
•	Impairment losses on financial assets fell by 67.9% in the last twelve months and 52.7% over the quarter, due to the lower provisioning requirements in retail portfolios affected by hurricanes in 2017. As a result, the cumulative cost of risk through 31-Mar-2018 declined to 0.16%.

Financial statements and relevant business indicators

(Million euros and percentage)

	IFRS 9			IAS 39
Income statement	1Q18	Δ %	Δ %(1)	1Q17
Net interest income	524	(0.4)	15.0	526
Net fees and commissions	148	(15.4)	(2.4)	175
Net trading income	24	(26.0)	(14.6)	33
Other income and expenses	3	n.s.	n.s.	(12)
Gross income	699	(3.2)	11.8	722
Operating expenses	(435)	(7.1)	7.3	(468)
Personnel expenses	(252)	(6.5)	8.0	(269)
Other administrative expenses	(141)	(6.3)	8.2	(150)
Depreciation	(42)	(12.9)	0.6	(48)
Operating income	264	4.0	20.0	254
Impaiment on financial assets not measured at fair value through profit or loss	(20)	(72.2)	(67.9)	(73)
Provisions or reversal of provisions and other results	8	n.s.	n.s.	(4)
Profit/(loss) before tax	251	42.3	64.3	177
Income tax	(56)	18.9	37.3	(47)
Profit/(loss) for the year	195	50.9	74.1	129
Non-controlling interests	—	—	—	—
Net attributable profit	195	50.9	74.1	129

	IFRS 9			IAS 39
Balance sheets	31-03-18	Δ %	Δ % (1)	31-12-17
Cash, cash balances at central banks and other demand deposits	4,890	(31.5)	(29.6)	7,138
Financial assets designated at fair value	10,012	(9.5)	(7.1)	11,068
of which Loans and advances	62	10.8	13.9	56
Financial assets at amortized cost	54,468	(0.4)	2.3	54,705
of which loans and advances to customers	52,721	(1.9)	0.8	53,718
Inter-area positions	—	—	—	—
Tangible assets	633	(3.8)	(1.2)	658
Other assets	2,276	3.1	6.0	2,207

Total assets/liabilities and equity	72,280	(4.6)	(2.0)	75,775

Financial liabilities held for trading and designated at fair value through profit or loss	172	23.4	26.8	139
Deposits from central banks and credit institutions	3,060	(14.5)	(12.2)	3,580
Deposits from customers	58,431	(3.9)	(1.3)	60,806
Debt certificates	1,940	(3.8)	(1.2)	2,017
Inter-area positions	1,116	0.6	3.4	1,110
Other liabilities	4,929	(9.2)	(6.8)	5,431
Economic capital allocated	2,631	(2.3)	0.4	2,693

36

Relevant business indicators	31-03-18	Δ%	Δ% (1)	31-12-17
Performing loans and advances to customers under management (2)	52,501	(2.8)	(0.2)	54,036
Non-performing loans and guarantees given	654	(6.1)	(3.6)	696
Customer deposits under management (2)	58,522	(3.8)	(1.1)	60,806
Off-balance sheet funds (3)	—	—	—	—
Risk-weighted assets	57,262	(2.4)	0.2	58,688
Efficiency ratio (%)	62.2			64.4
NPL ratio (%)	1.2			1.2
NPL coverage ratio (%)	98			104
Cost of risk (%)	0.16			0.43

(1)	Figures at constant exchange rate.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance sheet funds.

37

Mexico

Highlights

•	In activity, sound growth of retail portfolios.

•	Expenses growth remains below the gross income.

•	Double-digit year-on-year growth in net attributable profit.

•	Asset quality indicators continue improving.

38

Macro and industry trends

The activity of Mexico closed 2017 with an average growth of 2.0%. After the negative effect of natural disasters in the third quarter, there was a recovery in the fourth. On the demand side, exports of manufactured goods and, above all, consumption were the most dynamic components. They are expected to continue to be so during this year, despite the uncertainty regarding the results of the elections, and about the NAFTA negotiations.

Inflation slowed during the initial months of 2018, following the strong increase registered in 2017. This behavior explains the recently contained depreciation of the peso against the euro, which eases the pressure on prices and suggest that further interest-rate hikes by Banxico will not be necessary.

For yet another quarter, the Mexican banking system showed excellent levels of solvency and asset quality. According to the latest available information from the National Banking Commission and Securities (CNBV) in February 2018, activity remained as strong as in previous quarters, with annual growth in the volume of deposits and lending at 9.6% and 10.6%, respectively. Finally, the NPL ratio was stable (2.2%) and there was a slight reduction in the NPL coverage ratio (151%).

Activity

All the comments below on rates of change, for both activity and earnings, will be given at constant exchange rate, unless expressly stated otherwise. These rates, together with changes at current exchange rate, can be seen in the attached tables of financial statements and relevant business indicators.

Lending (performing loans under management) remained flat in the area during the first quarter of 2018 (up 0.5% from December 2017), showing a year-on-year rise of 4.8%. BBVA in Mexico continued to maintain its leadership position in the country, with a market share of 22.6% in performing loans, according to local figures from the CNBV at the close of February 2018.

With respect to its composition, according to data for the close of the first quarter of 2018, the relative weight of the wholesale and retail businesses remains unchanged, at approximately 50% each. The wholesale portfolio reported a year-on-year increase of 2.7%, but a decline of 3.5% in the quarter, as a result of the high level of uncertainty in the country regarding the results of the upcoming elections. The retail portfolio grew by 2.7% in the quarter (up 7.7% year-on-year), strongly supported by auto loans, which rose by 1.2% between January and March 2018 (up 5.5% year-on-year). Lastly, credit cards increased by 5.2% year-on-year.

This trend has been accompanied by an improvement in asset quality indicators. The NPL and NPL coverage ratios closed the quarter at 2.1% and 153% respectively. The growth in the NPL coverage ratio was basically due to the increase in provisions, as a result of the effects of the initial implementation of IFRS 9.

Total customer funds (customer deposits under management, mutual funds and other off-balance-sheet funds) showed a quarterly decline of 2.6%, but a rise of 7.6% year-on-year, mostly explained by time deposits (down 0.6% over the quarter, but up 18.8% year-on-year), as demand deposits maintained their positive trend, with growth of 4.1% over the year. BBVA in Mexico has a profitable funding mix, with low-cost deposits accounting for around 70% of total customer deposits under management. Lastly, mutual funds increased by 1.9% between January and March 2018 (up 11.1% year-on-year).

Results

The highlights of the income statement for Mexico for the first quarter of 2018 are summarized below:

•	Positive performance of net interest income, which increased 8.2% year-on-year, driven primarily by greater volumes of activity.

•	Good performance of net fees and commissions, with growth of 6.3% over the last twelve months. They remained strongly influenced by an increased volume of transactions with credit card customers, mutual funds, investment banking activities, and fees coming from online banking.

•	NTI the positive results derived from the valuation of the ALCO portfolios, is tarnished by the high revenues of the Global Markets Unit registered in the first quarter of 2017, leading to a decrease of -1.0% on the year-on-year comparison.

•	In other income/expenses the comparison was also negative year-on-year (down 30.6%), mainly explained by an extraordinary income from insurance activity in the first quarter of 2017.

•	Operating expenses continued to grow at a controlled pace (up 4.8% year-on-year) and below the area’s gross income growth of 6.0%. As a result, the efficiency ratio has continued to improve and stood at 33.1% at the close of the first quarter of the year.

39
•	Good risk management has been reflected in the 0.6% decline in impairment losses on financial assets. As a result the cumulative cost of risk in the area closed at 3.18% from 3.24% as of December 2017.

•	Other gains (losses) included the extraordinary income from the sale of BBVA Bancomer’s stake in a real-estate development.

Overall, BBVA in Mexico posted a net attributable profit in the first quarter of €571m, a year-on-year increase of 12.5%.

Financial statements and relevant business indicators (Million euros and percentage)

	IFRS 9		IAS 39
Income statement	1Q18	Δ%	Δ% (1)	1Q17
Net interest income	1,317	1.6	8.2	1,297
Net fees and commissions	281	(0.3)	6.3	282
Net trading income	67	(7.1)	(1.0)	73
Other income and expenses	45	(34.9)	(30.6)	69
Gross income	1,711	(0.6)	6.0	1,720
Operating expenses	(567)	(1.7)	4.8	(576)
Personnel expenses	(246)	(0.2)	6.4	(247)
Other administrative expenses	(260)	(2.6)	3.8	(267)
Depreciation	(60)	(3.7)	2.7	(63)
Operating income	1,144	0.0	6.6	1,144
Impaiment on financial assets not measured at fair value through profit or loss	(377)	(6.7)	(0.6)	(404)
Provisions or reversal of provisions and other results	21	n.s.	n.s.	(4)
Profit/(loss) before tax	788	7.0	14.1	736
Income tax	(216)	11.2	18.5	(194)
Profit/(loss) for the year	572	5.5	12.5	542
Non-controlling interests	(0)	3.1	9.9	(0)
Net attributable profit	571	5.5	12.5	541

	IFRS 9		IAS 39
Balance sheets	31-03-18	Δ%	Δ% (1)	31-12-17
Cash, cash balances at central banks and other demand deposits	7,749	(12.3)	(16.5)	8,833
Financial assets designated at fair value	27,930	(2.4)	(7.1)	28,627
of which Loans and advances	768	(50.7)	(53.1)	1,558
Financial assets at amortized cost	53,233	11.6	6.3	47,691
of which loans and advances to customers	47,247	3.2	(1.7)	45,768
Tangible assets	1,791	2.4	(2.5)	1,749
Other assets	2,572	(64.1)	(65.8)	7,160

Total assets/liabilities and equity	93,275	(0.8)	(5.6)	94,061

Financial liabilities held for trading and designated at fair value through profit or loss	19,167	103.8	94.0	9,405
Deposits from central banks and credit institutions	1,448	(75.3)	(76.4)	5,853
Deposits from customers	47,522	(4.9)	(9.5)	49,964
Debt certificates	7,903	8.1	2.9	7,312
Other liabilities	13,648	(22.6)	(26.3)	17,627
Economic capital allocated	3,588	(8.0)	(12.4)	3,901

40

Relevant business indicators	31-03-18	Δ%	Δ% (1)	31-12-17
Performing loans and advances to customers under management (2)	47,243	4.5	(0.5)	45,196
Non-performing loans and guarantees given	1,095	(2.6)	(7.3)	1,124
Customer deposits under management (2)	46,024	2.1	(2.8)	45,093
Off-balance sheet funds (3)	20,033	2.9	(2.1)	19,472
Risk-weighted assets	47,769	6.3	1.2	44,941
Efficiency ratio (%)	33.1			34.4
NPL ratio (%)	2.1			2.3
NPL coverage ratio (%)	153			123
Cost of risk (%)	3.18			3.24

(1)	Figures at constant exchange rate.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance sheet funds.

41

Turkey

Highlights

•	Double-digit year-on-year growth in activity indicators.

•	Sound growth of the recurring revenue items.

•	Control of operating expenses that grow below the level of inflation.

•	Risk indicators affected by the one-time impairment of the commercial portfolio.

42

Macro and industry trends

According to the latest information from the Turkish Statistical Institute, the Turkey’s year-on-year economic growth was 7.3% in the fourth quarter of 2017, strongly supported by the high contribution from internal demand, led mainly by private consumption. In contrast, net exports continued to fall. Economic activity is expected to remain solid in the first half of 2018. Among the factors contributing to this will be the extension through 2018 of the Credit Guarantee Fund (CGF) program. However, this environment will be clearly conditioned by the political environment due to the advance election announcement (on 24th of June 2018, which was previously scheduled on the 3rd of November 2019).

Although inflation closed the month of March 2018 in double digits (10.2%), the figure was a reduction with respect to that of December 2017 (11.9%), thanks to the positive base effects. However, the prospects of inflation declining further are limited by the new depreciation pressure on the Turkish lira against the euro.

Given the inflation expectations, the CBRT will maintain its tight monetary policy. After the increases registered in 2017, the average CBRT funding rate stands at 12.75%.

Regarding the Turkish financial sector, with data as of the end of the first quarter of 2018, the year-on-year growth rate in total lending (adjusted by the effect of the Turkish lira’s depreciation) moderated to 17.3%, after the acceleration throughout 2017, thanks to the credit access facilities promoted by the CGF program mentioned before. The sector’s NPL ratio continued to improve, ending the month of March at 2.8%. Lastly, customer deposits maintained a year-on-year increase similar to that of previous periods, of 12.4% (also adjusted by the effect of the Turkish lira’s depreciation), supported by the positive trend of Turkish lira deposits. Foreign-currency deposits again recorded a decrease.

Activity

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and earnings, will be given at constant exchange rate. These rates, together with changes at current exchange rate, can be seen in the attached tables of financial statements and relevant business indicators.

The growth of lending activity (performing loans under management) in the area amounted to 3.5% in the quarter, which is equivalent to a 11.8% increase in year-on-year terms due to loans in Turkish lira. Furthermore, advances in foreign currency remained stable during the first quarter of 2018. By segments, Garanti continued to perform favorably in business banking loans throughout the quarter and gained market share among its private peers. Although the impact of the extension to 2018 of the mentioned CGF program will be more limited than in 2017, Garanti began to take advantage of it during the first quarter of 2018. Garanti outperformed the sector in consumer general purpose loans and auto loans on the back of a favorable business cooperation with automobile companies. In mortgages, Garanti also gained market share among Turkish private banks. Lastly, there was a contraction in Garanti’s total credit card market share due to a shrinkage in consumer credit card balances.

In terms of asset quality, NPL ratio closed at 3.7%, well below the sector in local terms and NPL coverage ratio stands at 86%.

Customer deposits (58% of total liabilities in the area as of 31-3-2018) remained the main source of funding for the balance sheet in Turkey and grew by 4.3% in the quarter. Both, Turkish lira deposits and foreign currency deposits showed progress. In this line, demand deposits performed well, and continued to be one of the supports for the growth of net interest income (since they have almost zero cost), with a weight of 31% of total customer deposits.

Results

Turkey generated a cumulative net attributable profit of €201m in the first quarter of 2018, which represents a 49.7% rise in year-on-year terms. The most significant aspects of the year-on-year changes in the income statement were as follows:

•	Positive performance of net interest income (up 10.4%). This positive trend is, above all, a result of the increase in activity, good management of customer spreads (despite the funding cost increase) and higher income from inflation-linked bonds (7% in the first quarter of 2017, and 8% in the first quarter of 2018).

•	Income from fees and commissions grew by 39.9%. This significant increase is mainly driven by the good performance in payment systems, project finance arrangement fees and money transfer.

43
•	Positive contribution of NTI (in the first quarter of 2017 were negative), due to increased gains from the sale of securities and trading with derivatives and currencies.

•	Overall, gross income was up 21.5% in the first quarter of 2018 compared to the same period of 2017.

•	Operating expenses increased by 8.6%, well below both the inflation rate and the year-on-year growth rate in gross income, thanks to the strict control cost discipline. As a result, the efficiency ratio declined to 35.6% (36.5% in 2017).

•	Impairment losses on financial assets rose by 48.5% mainly due to the impact of wholesale customers impairment. As a result, the cumulative cost of risk of the area stood at 1.17%.

Financial statements and relevant business indicators (Million euros and percentage)

	IFRS 9		IAS 39
Income statement	1Q18	Δ%	Δ% (1)	1Q17
Net interest income	753	(7.3)	10.4	812
Net fees and commissions	201	17.5	39.9	171
Net trading income	20	n.s.	n.s.	(15)
Other income and expenses	23	164.5	215.0	9
Gross income	996	2.0	21.5	976
Operating expenses	(354)	(8.8)	8.6	(389)
Personnel expenses	(177)	(12.8)	3.8	(203)
Other administrative expenses	(137)	(1.7)	17.0	(139)
Depreciation	(40)	(12.5)	4.2	(46)
Operating income	642	9.2	30.1	588
Impaiment on financial assets not measured at fair value through profit or loss	(151)	24.7	48.5	(121)
Provisions or reversal of provisions and other results	29	79.9	114.2	16
Profit/(loss) before tax	520	7.7	28.2	483
Income tax	(114)	7.0	27.5	(106)
Profit/(loss) for the year	407	7.8	28.4	377
Non-controlling interests	(206)	(5.3)	12.8	(217)
Net attributable profit	201	25.7	49.7	160

	IFRS 9		IAS 39
Balance sheets	31-03-18	Δ%	Δ% (1)	31-12-17
Cash, cash balances at central banks and other demand deposits	2,942	(27.1)	(21.5)	4,036
Financial assets designated at fair value	5,993	(6.6)	0.6	6,419
of which Loans and advances	—	—	—	—
Financial assets at amortized cost	62,420	(4.1)	3.3	65,083
of which loans and advances to customers	49,751	(3.2)	4.3	51,378
Tangible assets	1,252	(6.9)	0.3	1,344
Other assets	1,781	(1.7)	5.9	1,811

Total assets/liabilities and equity	74,389	(5.5)	1.8	78,694

Financial liabilities held for trading and designated at fair value through profit or loss	1,602	147.4	166.5	648
Deposits from central banks and credit institutions	9,021	(19.4)	(13.2)	11,195
Deposits from customers	43,246	(3.2)	4.2	44,691
Debt certificates	6,941	(16.8)	(10.4)	8,346
Other liabilities	11,002	(2.8)	4.7	11,321
Economic capital allocated	2,576	3.3	11.3	2,493

44

Relevant business indicators	31-03-18	Δ%	Δ% (1)	31-12-17
Performing loans and advances to customers under management (2)	49,408	(3.9)	3.5	51,438
Non-performing loans and guarantees given	2,380	(6.8)	0.4	2,553
Customer deposits under management (2)	43,143	(3.1)	4.3	44,539
Off-balance sheet funds (3)	3,861	(1.1)	6.6	3,902
Risk-weighted assets	60,936	(2.9)	4.6	62,768
Efficiency ratio (%)	35.6			36.5
NPL ratio (%)	3.7			3.9
NPL coverage ratio (%)	86			85
Cost of risk (%)	1.17			0.82

(1)	Figures at constant exchange rate.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance sheet funds.

45

South America

Highlights

•	Activity continues to evolve at a good pace.

•	Good performance in all income statement lines.

•	Expenses growth below the increase rate of gross income.

46

Macro and industry trends

In 2017, the economies of South America consolidated their economic recovery. This is mainly the result of the following factors: i) increases in the prices of most commodities exported by the region and ii) the reduction of tensions in the financial markets. The above, together with reduced political uncertainty, is resulting in an expansion of investment and a strengthening of consumption. In addition, consumer confidence is steadily improving, as inflation falls, although the weak labor market may continue to be a liability.

With respect to the performance of the currencies, exchange rates have been relatively stable in recent months, which has combined with continued weak domestic demand to moderate inflation in most countries. In this context, monetary policy will remain expansive in most of the countries in the region, except in Argentina.

Regarding the banking systems within BBVA’s regional footprint, the macroeconomic backdrop and reduced levels of banking penetration in these countries in aggregate terms (obviously with differences between countries) led to strong results in terms of the main indicators of profitability and solvency, while non-performing loans remained under control. In addition, there has been sustained growth in lending and deposits.

Activity

All the comments below on rates of change, for both activity and earnings, will be given at constant exchange rate, unless expressly stated otherwise. These rates, together with changes at the current exchange rate, can be seen in the attached tables of financial statements and relevant business indicators.

Lending (performing loans under management) in South America grew by 1.6% over the quarter and closed 11.7% higher than the volume of 31-Mar-2017. By country, the most significant increase was in Argentina (up 6.9% in the quarter and up 73.9% year-on-year).

Regarding asset quality portfolio, there was a slight increase in the NPL ratio, which closed the quarter at 3.6%, while the NPL coverage ratio fell slightly to 93%.

Customer funds have increased by 1.5% so far this year (up 7.9% year-on-year), supported by off-balance-sheet funds (up 9.5% in the quarter). By country, there was a positive trend in Argentina (up 12.4%) and Colombia (2.3%).

Results

In the first quarter of 2018, South America generated a net attributable profit of €210m, which represents year-on-year growth of 33.4% (up 13.8% at current exchange rates). The key aspects of the income statement in this area were:

•	A year-on-year increase of 15.4% in gross income, thanks to the good performance of more recurring revenue items and greater contribution from NTI. Net interest income (up 14.7%) grew faster than the year-on-year increase in lending, thanks to greater volume and good price management. Net fees and commissions rose 10.6% in the same period.

•	Growth of operating expenses (up 9.4%) below the growth of gross income in the area, as a result of the cost control implemented in all the countries.

•	Slight increase of the impairment losses on financial assets (up 2.2%), well below the increase in lending in the area. As a result, the cumulative cost of risk at the close of March stood at 1.37%.

47

By country, revenues performed very well in Argentina, with a year-on-year growth in gross income of 47.5%. This increase was based both on the performance of recurring revenue (boosted by higher volumes of business) and in the positive performance of NTI (mainly due to exchange rates). Operating expenses grew below the rate of gross income, and impairment losses on financial assets also grew below the figure for lending. As a result, there was a significant year-on-year increase in net attributable profit (up 76.5%). In Chile, net interest income performed well (driven by the positive trend in lending and good management of customer spreads) while net fees and commissions and NTI declined. The above, together with controlled growth in expenses and the cost of risk, generated a net attributable profit that was 6.0% lower than the same period of the previous year. In Colombia, the increase in earnings was based on the good performance of net interest income (due to a positive performance in activity and customer spreads) and an increase in fees and commissions, which boosted gross income (up 13.4%), above the rate of growth of operating expenses (up 5.8%). Together with the reduction of impairment losses on financial assets, this led to a year-on-year increase of 91.6% in the net attributed profit. In Peru, net attributable profit fell by 4.4%, as the good performance of NTI and moderate growth in recurring revenue were largely offset by the increase in loan-loss provisions.

Financial statements and relevant business indicators (Million euros and percentage)

	IFRS 9			IAS 39
Income statement	1Q18	Δ%	Δ% (1)	1Q17
Net interest income	792	(1.9)	14.7	807
Net fees and commissions	163	(7.5)	10.6	176
Net trading income	112	(2.7)	15.1	115
Other income and expenses	12	123.5	n.s.	5
Gross income	1,079	(2.3)	15.4	1,104
Operating expenses	(484)	(8.9)	9.4	(531)
Personnel expenses	(247)	(10.8)	7.6	(276)
Other administrative expenses	(207)	(8.0)	10.5	(225)
Depreciation	(30)	1.2	17.8	(30)
Operating income	595	3.8	20.7	573
Impaiment on financial assets not measured at fair value through profit or loss	(167)	(10.2)	2.2	(186)
Provisions or reversal of provisions and other results	(11)	(38.3)	(27.6)	(18)
Profit/(loss) before tax	417	12.9	32.6	369
Income tax	(128)	16.5	37.8	(110)
Profit/(loss) for the year	289	11.4	30.4	260
Non-controlling interests	(79)	5.5	23.1	(75)
Net attributable profit	210	13.8	33.4	185

	IFRS 9			IAS 39
Balance sheets	31-03-18	Δ%	Δ% (1)	31-12-17
Cash, cash balances at central banks and other demand deposits	7,921	(12.4)	(10.5)	9,039
Financial assets designated at fair value	10,176	(12.5)	(11.8)	11,627
of which Loans and advances	361	n.s.	n.s.	3
Financial assets at amortized cost	51,934	1.4	2.5	51,207
of which loans and advances to customers	48,400	0.3	1.3	48,272
Tangible assets	688	(5.2)	(2.1)	725
Other assets	1,251	(38.6)	-38.0	2,038

Total assets/liabilities and equity	71,969	(3.6)	(2.4)	74,636

Financial liabilities held for trading and designated at fair value through profit or loss	2,575	(8.8)	(8.4)	2,823
Deposits from central banks and credit institutions	5,257	(30.4)	(29.9)	7,552
Deposits from customers	45,230	(1.0)	0.2	45,666
Debt certificates	7,412	2.8	3.8	7,209
Other liabilities	8,572	0.8	3.2	8,505
Economic capital allocated	2,923	1.5	2.4	2,881

48

Relevant business indicators	31-03-18	Δ%	Δ% (1)	31-12-17
Performing loans and advances to customers under management (2)	48,355	0.6	1.6	48,068
Non-performing loans and guarantees given	1,998	6.0	5.7	1,884
Customer deposits under management (3)	45,234	(1.6)	(0.5)	45,970
Off-balance sheet funds (4)	13,018	6.7	9.4	12,197
Risk-weighted assets	55,718	(0.5)	1.1	55,975
Efficiency ratio (%)	44.8			45.1
NPL ratio (%)	3.6			3.4
NPL coverage ratio (%)	93			89
Cost of risk (%)	1.37			1.32

(1)	Figures at constant exchange rates.
(2)	Excluding repos.
(3)	Excluding repos and including specific marketable debt securities.
(4)	Includes mutual funds, pension funds and other off-balance sheet funds.

South America. Data per country

(Million euros)

IFRS 9				IAS 39	IFRS 9			IAS 39
	Operating income				Net attributable profit
Country	1Q18	Δ%	Δ% (1)	1Q17	1Q18	Δ%	Δ% (1)	1Q17
Argentina	130	28.3	85.9	101	52	21.8	76.5	43
Chile	107	(4.1)	1.6	112	45	(11.3)	(6.0)	51
Colombia	161	5.0	18.3	154	64	70.1	91.6	37
Peru	164	(9.3)	3.2	181	36	(15.9)	(4.4)	43
Other countries (2)	32	27.8	46.9	25	13	23.4	47.4	11
Total	595	3.8	20.7	573	210	13.8	33.4	185

(1)	Figures at constant exchange rates.
(2)	Venezuela, Paraguay, Uruguay and Bolivia. Additionally, it includes eliminations and other charges.

South America. Relevant business indicators per country

(Million euros)

	Argentina		Chile		Colombia		Peru
	31-03-18	31-12-17	31-03-18	31-12-17	31-03-18	31-12-17	31-03-18	31-12-17
Performing loans and advances to customers under management (1, 2)	5,562	5,201	14,577	14,447	12,509	12,451	12,575	12,643
Non-performing loans and guarantees given	46	41	442	416	744	704	649	629
Customer deposits under management (1, 3)	6,436	6,158	9,047	9,575	13,039	12,798	11,755	11,907
Off-balance sheet funds (1, 4)	1,765	1,140	1,501	1,282	1,257	1,170	1,618	1,543
Risk-weighted assets	8,679	9,364	14,730	14,431	12,921	12,299	14,634	14,879
Efficiency ratio (%)	53.7	56.1	45.0	45.2	36.4	36.0	37.1	35.6
NPL ratio (%)	0.8	0.8	2.7	2.6	5.6	5.3	4.0	3.8
NPL coverage ratio (%)	202	198	62	60	97	88	102	100
Cost of risk (%)	1.09	0.61	0.90	0.76	1.83	2.59	1.62	1.14

(1)	Figures at constant exchange rates.
(2)	Excluding repos.
(3)	Excluding repos and including specific marketable debt securities.
(4)	Includes mutual funds, pension funds and other off-balance sheet funds.

49

Rest of Eurasia

Highlights

•	Positive trend in lending in European branches.

•	Evolution of deposits strongly influenced by the environment of negative interest rates.

•	Earnings improved due to good performance of expenses and impairments.

•	Good performance of NPL ratio and coverage ratio.

Macro and industry trends

Growth in the Eurozone appears to continue to be relatively stable and sound. Economic activity is mainly based on strong global trade and recovery in the investment. However, the recent sectoral confidence figures show a moderation of the optimism, which has been shifting to industrial activity and retail sales. Despite this, the foundations of private consumption remains sound. The labor market continues to improve and supports consumer optimism, in a context of growing, but still low inflation. In this situation, the ECB began a gradual reduction in asset purchases at the start of 2018, although it remains cautious. This has been reinforced by a somewhat stronger euro and the recent materialization of global risks associated with protectionism.

Activity and results

This business area basically includes the Group’s retail and wholesale business in Europe (excluding Spain) and Asia.

The area’s loan book (performing loans under management) fell by 1.5% at the close of the first quarter of 2018. The figures varied by geographic area: There was a decline in the Rest of Europe (down 2.3%) and a slight rise in Asia (up 2.0%).

With respect to the trajectory of the main credit risk indicators, the NPL ratio closed March at 2.1% (2.4% as of December

2017) and the NPL coverage ratio closed at 88% (74% as of 31-Dec-2017).

Customer deposits under management were still strongly influenced by the environment of negative interest rates. Data as of March 2018 showed a quarterly declined of 19.0% (down 20.7% in Europe but up 7.1% in Asia).

Regarding earnings, gross income declined by 7.3% year-on-year. Rest of Europe fell by 7.9% and Asia by 2.8%. Operating expenses continued to fall (down 9.0% year-on-year), due to tight control of personnel and discretionary costs. Lastly, there was an increase in impairment losses on financial assets. As a result, this geographic area contributed a cumulative net attributable profit in the first quarter of 2018 of €47 million, up 19.1% on the same period of 2017.

Financial statements and relevant business indicators

(Million euros and percentage)

	IFRS 9		IAS 39
Income statement	1Q18	Δ%	1Q17
Net interest income	43	(7.0)	46
Net fees and commissions	39	(5.1)	41
Net trading income	44	(9.5)	48
Other income and expenses	1	(2.0)	1
Gross income	126	(7.3)	135
Operating expenses	(72)	(9.0)	(80)
Personnel expenses	(35)	(17.4)	(43)
Other administrative expenses	(36)	5.8	(34)
Depreciation	(2)	(52.8)	(3)
Operating income	53	(4.9)	56
Impaiment on financial assets not measured at fair value through profit or loss	17	127.2	7
Provisions or reversal of provisions and other results	(1)	(86.1)	(5)
Profit/(loss) before tax	69	18.7	58
Income tax	(22)	17.8	(19)
Profit/(loss) for the year	47	19.1	40
Non-controlling interests	—	—	—
Net attributable profit	47	19.1	40

50

	IFRS 9	IAS 39
Balance sheets	31-03-18	Δ%	31-12-17
Cash, cash balances at central banks and other demand deposits	705	(19.6)	877
Financial assets designated at fair value	535	(46.0)	991
of which Loans and advances	—	—	—
Financial assets at amortized cost	15,129	0.8	15,009
of which loans and advances to customers	13,988	(5.9)	14,864
Inter-area positions	—	—	—
Tangible assets	37	2.5	36
Other assets	344	(2.2)	352

Total assets/liabilities and equity	16,749	(3.0)	17,265

Financial liabilities held for trading and designated at fair value through profit or loss	43	(4.8)	45
Deposits from central banks and credit institutions	2,899	22.6	2,364
Deposits from customers	5,425	(19.0)	6,700
Debt certificates	221	(37.7)	354
Inter-area positions	6,410	13.6	5,643
Other liabilities	868	(30.3)	1,246
Economic capital allocated	884	(3.2)	913

Relevant business indicators	31-03-18	Δ%	31-12-17
Performing loans and advances to customers under management (1)	15,126	(1.5)	15,362
Non-performing loans and guarantees given	462	(16.9)	556
Customer deposits under management (1)	5,425	(19.0)	6,700
Off-balance sheet funds (2)	390	3.9	376
Risk-weighted assets	14,907	(1.6)	15,150
Efficiency ratio (%)	57.7		65.9
NPL ratio (%)	2.1		2.4
NPL coverage ratio (%)	88		74
Cost of risk (%)	(0.35)		(0.16)

(1)	Excluding repos.
(2)	Includes mutual funds, pension funds and other off-balance sheet funds.

51

Corporate Center

The Corporate Center basically includes the costs of the head offices that have a corporate function; management of structural exchange-rate positions; specific issues of equity instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding earnings, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with employees; goodwill and other intangibles. The highlights of this income statement for the first quarter of 2018 are summarized below:

•	Negative contribution of NTI. The same period of 2017 registered capital gains of €204 m before tax, from the sale of 1.7% of the stake in CNCB.

•	Increase of operating expenses (up 7.3% year-on-year).

As a result, the Corporate Center had a net attributable loss of €295m, compared with a loss in 2017 of €122 m.

Financial statements

(Million euros and percentage)

	IFRS 9		IAS 39
Income statement	1Q18	Δ%	1Q17
Net interest income	(68)	(39)	(110)
Net fees and commissions	(7)	47.5	(5)
Net trading income	(24)	n.s.	213
Other income and expenses	(7)	(75.5)	(27)
Gross income	(106)	n.s.	70
Operating expenses	(224)	7.3	(209)
Personnel expenses	(123)	4.7	(118)
Other administrative expenses	(41)	168.4	(15)
Depreciation	(60)	(21.4)	(76)
Operating income	(330)	137.6	(139)
Impaiment on financial assets not measured at fair value through profit or loss	(0)	n.s.	1
Provisions or reversal of provisions and other results	(63)	n.s.	(7)
Profit/(loss) before tax	(393)	171.1	(145)
Income tax	98	n.s.	22
Profit/(loss) for the year	(295)	139.4	(123)
Non-controlling interests	(0)	n.s.	1
Net attributable profit	(295)	141.3	(122)

	IFRS 9		IAS 39
Balance sheets	31-03-18	Δ%	31-12-17
Cash, cash balances at central banks and other demand deposits	315	n.s.	5
Financial assets designated at fair value	3,346	33.1	2,514
Financial assets at amortized cost	—	—	—
of which loans and advances to customers	—	—	—
Inter-area positions	(1,897)	26.4	(1,501)
Tangible assets	1,661	(12.3)	1,893
Other assets	21,239	20.8	17,585

Total assets/liabilities and equity	24,664	20.3	20,497

Financial liabilities held for trading and designated at fair value through profit or loss	—	—	—
Deposits from central banks and credit institutions	—	—	—
Deposits from customers	—	—	—
Debt certificates	8,491	(3.2)	8,772
Inter-area positions	(12,535)	(23.5)	(16,384)
Other liabilities	—	—	443
Economic capital allocated	(24,593)	(1.4)	(24,941)
Shareholders’ funds	53,301	1.3	52,606

52

Corporate & Investment Banking

Highlights

•	The context of pressure on margins and excess liquidity is maintained.

•	Slight decline in quarter activity, in lending and funding.

•	Earnings affected by lower activity and supported by cost containment.

•	Stability of risk indicators.

53

Financial market trends

The first quarter of the year was marked by an upturn in implied stock-market volatility. This situation led to synchronized falls in equity markets, but contagion to other risk assets was limited. Volatility has slowed since then, but it has not reversed. This could indicate that the low volatility environment of recent years is now a thing of the past.

In this context, the Federal Reserve (Fed) and the European Central Bank (ECB) have continued to make very cautious progress in normalizing their monetary policy, prompting slight upticks in sovereign debt yields in the United States, and to a lesser extent, in Europe. In contrast risk premiums have narrowed in the European periphery and emerging countries. In the case of Spain, the spread in 10-year yields with Germany moderated to levels below 70 basis points after the rating agencies Fitch and S&P upgraded Spanish debt by one notch to A-.

The euro appreciated against the dollar, which was hampered by doubts arising from the new trade policy and fiscal expansion in the United States. In general, emerging currencies appreciated against the dollar, except for the Argentine peso and the Turkish lira. All of them, however, except for the Mexican and Colombian peso, depreciated against the euro.

Activity

All the comments below on rates of change, for both activity and earnings, will be given at constant exchange rate, unless expressly stated otherwise. These rates, together with changes at the current exchange rate, can be seen in the attached tables of financial statements and relevant business indicators.

The market context remains unchanged, with margins squeezed and excess liquidity. Lending (performing loans under management) has remained flat since March 2017 (up 0.1%). However, there has been a decrease of 2.2% year-to-date. Performance has varied by geographic area: outstanding growth in the Rest of Europe, Asia, Mexico, Argentina and Chile, and a decline in Spain, the United States, Colombia and Peru. With respect to asset quality, the NPL ratio stood at 0.6% at the close of March 2018, while the NPL coverage ratio stood at 93%. The cost of risk was -0.04%.

Customer funds also declined in the quarter by 10.5%, with gains in Spain and Turkey that were not offset by the reduction observed in the United States, Mexico, South America and the Rest of Eurasia.

From the point of view of the mergers & acquisitions (M&A) business, activity in Spain and Portugal continued in line with the positive trends which began in 2017, driving figures close to their highest levels in the last five years. Despite a slight slowdown with respect to the first quarter of the previous year, the market is expected to continue to grow due to the availability of liquidity, good financing conditions and the economic growth in Spain.

In the Equity Capital Markets (ECM) UNIT, BBVA acted as global coordinator in the Metrovacesa IPO, the only operation one completed in Spain in the first quarter of the year. The Group was also Agent Bank for the Repsol scrip dividend.

Lastly, BBVA continued to demonstrate its leadership in the area of green loans, with 11 deals carried out in the last twelve months, making it the most active financial institution in this field in the world. These 11 deals amounted to a total of €8.9 billion in a market of some €15.5 billion (approximately 57% of the total).

Results

CIB registered a net attributable profit in the quarter of €309m, up 54.2% on the previous quarter and down 7.0% on the first quarter of 2017. The highlights of the year-on-year changes in the income statement in this area are summarized below:

•	The decline in net interest income and net fees and commissions (-1.1% on year-on-year terms) due to a lower volume of lending than in 2017.

•	Good performance from Global Markets, thanks to the increase in recurring activity with customers and an adequate risk management arising from these transactions. Thus, with respect to the first quarter of 2017, the gross income increases up to 11.5%.

•	Cumulative operating expenses declined by 1.3% on a year-on-year comparison, and a 5.1% with respect to the first quarter of 2017. They key elements were once more personnel and discretionary expenses growth and the increase in costs associated with investment in technology.

54

Financial statements and relevant business indicators

(Million euros and percentage)

	IFRS 9			IAS 39
Income statement	1Q18	Δ %	Δ % (1)	1Q17
Net interest income	331	(4.9)	3.5	348
Net fees and commissions	180	(15.7)	(8.5)	214
Net trading income	270	(12.4)	(6.4)	308
Other income and expenses	(8)	n.s.	n.s.	18
Gross income	773	(12.9)	(6.2)	888
Operating expenses	(258)	(7.0)	(1.3)	(278)
Personnel expenses	(121)	(9.8)	(5.2)	(135)
Other administrative expenses	(110)	(6.9)	1.0	(118)
Depreciation	(27)	6.6	8.5	(26)
Operating income	515	(15.6)	(8.5)	610
Impaiment on financial assets not measured at fair value through profit or loss	10	n.s.	n.s.	(10)
Provisions or reversal of provisions and other results	(26)	66.1	68.9	(15)
Profit/(loss) before tax	500	(14.6)	(7.6)	585
Income tax	(133)	(14.1)	(7.8)	(155)
Profit/(loss) for the year	366	(14.8)	(7.6)	430
Non-controlling interests	(58)	(23.0)	(10.2)	(75)
Net attributable profit	309	(13.1)	(7.0)	355
(1) Figures at constant exchange rates.

	IFRS 9			IAS 39
Balance sheets	31-03-18	Δ %	Δ % (1)	31-12-17
Cash, cash balances at central banks and other demand deposits	3,403	(19.0)	(16.4)	4,200
Financial assets designated at fair value	101,640	39.5	38.3	72,878
of which Loans and advances	24,265	n.s.	n.s.	648
Financial assets at amortized cost	63,090	(32.8)	(32.4)	93,948
of which loans and advances to customers	55,238	(18.2)	(17.6)	67,529
Inter-area positions	—	—	—	—
Tangible assets	32	(7.1)	(7.2)	35
Other assets	3,221	37.5	38.2	2,342

Total assets/liabilities and equity	171,386	(1.2)	(1.1)	173,403

Financial liabilities held for trading and designated at fair value through profit or loss	90,116	83.7	83.3	49,060
Deposits from central banks and credit institutions	14,597	(67.9)	(68.2)	45,427
Deposits from customers	39,159	(19.7)	(19.2)	48,792
Debt certificates	898	71.7	72.1	523
Inter-area positions	17,596	(18.9)	(17.7)	21,687
Other liabilities	5,309	35.9	34.4	3,908
Economic capital allocated	3,711	(7.4)	(7.0)	4,007

(1) Figures at constant exchange rates.

	IFRS 9			IAS 39
Relevant business indicators	31-03-18	Δ%	Δ% (1)	31-12-17
Performing loans and advances to customers under management (2)	55,184	(2.0)	(1.1)	56,315
Non-performing loans and guarantees given	543	(7.0)	(6.8)	584
Customer deposits under management (2)	39,035	(11.5)	(10.8)	44,095
Off-balance sheet funds (3)	1,366	0.6	1.1	1,357
Efficiency ratio (%)	33.4			34.1
NPL ratio (%)	0.6			0.7
NPL coverage ratio (%)	93			112
Cost of risk (%)	(0.04)			0.24

(1)	Figures at constant exchange rates.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance sheet funds.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 27, 2018	By:	/s/ María Angeles Peláez Morón
Name: María Angeles Peláez Morón

Title: Authorized representative